Exhibit 3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-12458, and 333-140809 on Form S-8 and Nos. 333-161781, on Form F-3, of our report, dated March 25, 2010, relating to the consolidated financial statements of Cimatron Ltd. (the "Company") for the year ended December 31, 2009, appearing in this Report on Form 6-K of the Company.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 25, 2010